EMGOLD MINING CORPORATION

1400 – 570 Granville Street

Vancouver, B.C.  Canada  V6C 3P1

www.emgold.com

May 1, 2006

Ticker Symbol:  EMR - TSX Venture Exchange

SEC 12g3-2(b):  82-3003

EMGOLD’S ANNUAL FINANCIAL STATEMENTS FILED

Emgold Mining Corporation (EMR: TSX-V)(“Emgold” or the “Company”) announces its results for the year ended December 31, 2005.  Emgold has historically been a mineral exploration company.  The Company has a portfolio of mineral exploration projects and is also conducting research and development to assess the viability of fully commercializing the Ceramext™ process which converts mine tailings and other siliceous waste materials to ceramics.  Following is a brief summary of its operations for the year ended December 31, 2005:

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Emgold’s loss for the year ended December 31, 2005 (“fiscal 2005”) was $5,245,165 or $0.09 per share compared to a loss of $5,446,629 or $0.12 per share in the year ended December 31, 2004 (“fiscal 2004”).

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During fiscal 2005, cash used in operations was $4,583,853 compared to $4,728,387 in fiscal 2004.

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Exploration expenditures and acquisition of mineral property interests totalled $1,729,799 in fiscal 2005, of which $61,575 was capitalized, compared to $3,533,515 in fiscal 2004, of which $657,469 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2005:  Idaho-Maryland - $1,604,900 (2004: $2,773,674), Rozan - $1,780 (2004 – recovery of $8,780)), Stewart – $71,250 - (2004 – $29,276), and Jazz – recovery of $9,706 (2004 – expenditures of $81,876).

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During fiscal 2005, the Company spent $1,769,659 (2004 - $998,631) on research and development of the Ceramext™ process.  Expenses incurred include prototype materials for research - $104,374 (2004 – $173,246); Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $156,060 (2004 - $141,054); consulting fees - $24,784 (2004 - $281,506); engineering costs which includes contractors, salaries and hourly labour - $812,923 (2004 - $142,800); consumable materials - $51,026 (2004 - $40,349); marketing and commercialization - $351,000 (2004 – Nil); site costs - $160,393 (2004 - $100,860); sample preparation - $70,190 (2004 - $27,882); stock-based compensation of $28,489 (2004 - $68,440) and transportation - $10,420 (2004 - $22,494).  The technology licence fee and bench-scale research facility was amortized over a two-year period, and was fully amortized at December 31, 2005.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

Shannon Ross, C.A.

Chief Financial Officer & Corporate Secretary

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.